Balance Sheet

BIG BEAR CAFE

10/31/2020

	Oct 31, 20			Oct 31, 20
ASSETS		**LIABILITIES & EQUITY**		
Current Assets		**LIABILITIES**		
Checking/Savings/Cash		Current Liabilities		
Cash on Hand	2,600	Accounts Payable		2,458
Checking/Operations	29,656	Long Term Debt		0
Total Checking/Savings/Cash	32,256	SBA PPP Forgivable Debt		151,500
		Credit Card		38,241
Other Current Assets		**TOTAL LIABILITIES**		**192,199**
Sales Receivable	9,437			
Total Other Current Assets	9,437			
Total Current Assets	41,693	**EQUITY**		
		Owner's Equity		-59,871
Fixed Assets		**TOTAL EQUITY**		**-59,871**
Accumulated Depreciation	-382,501			
Equipment, Supplies (5yr depr.)	62,943			
Equipment, Furniture (7yr depr.)	153,608			
Improvements (15yr depr.)	154,878			
Improvements (39yr depr.)	101,707			
Total Fixed Assets	90,635			
TOTAL ASSETS	**132,328**	**TOTAL LIABILITIES & EQUITY**		**132,328**